Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”) 120 Eglinton Avenue East, Suite 1107 Toronto, Ontario M4P 1E2

ITEM 2.	DATE OF MATERIAL CHANGE

November 2, 2016

ITEM 3.	NEWS RELEASE

Press release was issued on November 2, 2016 through Marketwired. The press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, Units, Shares or Warrants in any state or province in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state, province, or other jurisdiction.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On November 2, 2016, the Company announced today that it has completed its previously announced public offering of units of the Company (“Units”) to raise aggregate gross proceeds of C$12.5 million (the “Offering”).

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

A total of 34,800,000 Units were issued at a price of C$0.36 per Unit pursuant to a placement agency agreement (the “Agency Agreement”) dated October 28, 2016 among the Company, Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, as lead agent and lead book-running manager (and sole agent in the United States), and Cormark Securities Inc. as lead manager in Canada. Each Unit contained one common share of the Company (each a “Share”) and one common share purchase warrant (each a “Warrant”), with each Warrant exercisable by the holder thereof to acquire one additional Share at a price of C$0.52 per Share for a period of 60 months following the closing of the Offering.

The Offering was carried out in each of the provinces of Canada (other than Quebec) pursuant to a prospectus supplement dated October 28, 2016 (the “Prospectus Supplement”) to the Company's short form base shelf prospectus dated October 6, 2016, and in the United States pursuant to a registration statement on Form F-10 (which includes the short form base shelf prospectus). The Company intends to use the net proceeds from the offering for general corporate purposes, which may include, among other things, increasing working capital, research and development, further product and sales development, as well as potential business or intellectual property acquisitions in support of strategic growth.

The Offering was only carried out by means of the short-form base shelf prospectus and the Prospectus Supplement.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Dr. Suresh Venkatesan, CEO Telephone: (512) 364-7961

ITEM 9.	DATE OF REPORT

Dated at Toronto, Ontario this 2nd day of November, 2016.